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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 36)*


                          AMERICAN REALTY TRUST, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  029-177-409
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Robert A. Waldman, 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 26, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      POTENTIAL PERSON WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
       CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (10-97)

CUSIP NO.                                                                PAGE 2
          029-177-409
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS

    Basic Capital Management, Inc.      75-2261065
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,260,224
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,260,224
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,260,224
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP NO.                                                                PAGE 3
          029-177-409
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS

    National Operating, L.P.         75-2163170
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           195,732
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    195,732
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     195,732
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP NO.                                                                PAGE 4
          029-177-409
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS

    The Gene E. Phillips Children's Trust      13-6599759
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           98,332
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    98,332
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     98,332
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------

CUSIP NO.                                                                PAGE 5
          029-177-409
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS

    Continental Mortgage and Equity Trust      94-2738844
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)
    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           818,088
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    818,088
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     818,088
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------

                          AMERICAN REALTY TRUST, INC.
                             CUSIP NO. 029-177-409


ITEM 1. SECURITY AND ISSUER

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on November 25, 1997. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), and Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         BCM, CMET, NOLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of CMET are also executive officers of BCM. Gene E. Phillips is a general partner of Syntek Asset Management, L.P. ("SAMLP"), which is the general partner of NOLP.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. It's principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                       Position(s) with BCM
----                                       --------------------

Randall M. Paulson                         President

Thomas A. Holland                          Executive Vice President and
                                            Chief Financial Officer

Clifford C. Towns, Jr.                     Executive Vice President - Finance

Karl L. Blaha                              Executive Vice President -
                                             Commercial Asset Management

Name                                       Position(s) with BCM
----                                       --------------------

Bruce A. Endendyk                          Executive Vice President

A. Cal Rossi, Jr.                          Executive Vice President

Cooper B. Stuart                           Executive Vice President

Dan S. Allred                              Senior Vice President -
                                            Land Development

Robert A. Waldman                          Senior Vice President,
                                             General Counsel and Secretary

Drew D. Potera                             Vice President, Treasurer
                                             and Securities Manager

Mickey Ned Phillips                        Director

Ryan T. Phillips                           Director

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. Mickey Ned Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.


         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is
Chief Executive Officer of Syntek West, Inc.   Mr. Phillips is a citizen of the
United States of America.


         (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of February 27, 1998, the Company owned 40.6% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET:

Name                                       Position(s) with CMET
----                                       ---------------------

Randall M. Paulson                         President

Thomas A. Holland                          Executive Vice President, Chief
                                            Financial Officer and Secretary

Karl L. Blaha                              Executive Vice President -
                                            Commercial Asset Management

Bruce A. Endendyk                          Executive Vice President

Robert A. Waldman                          Senior Vice President
                                            and General Counsel

Drew D. Potera                             Vice President and Treasurer

Richard W. Douglas                         Trustee

Larry E. Harley                            Trustee

R. Douglas Leonhard                        Trustee

Murray Shaw                                Trustee

Ted P. Stokely                             Trustee

Martin L. White                            Trustee

Edward G. Zampa                            Trustee

         Information with respect to Messrs. Paulson, Holland, Blaha, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is President of Dallas Chamber of Commerce. Mr. Douglas is a citizen of the United States of America.

         Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

         Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

         Mr. Shaw's business address is 5615 Bayton Loop, Austin, Texas 78745. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         (IV) The GEP TRUST is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

         Donald W. Phillips' business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

         (a) SHARE OWNERSHIP

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                             Shares Owned Directly

                                Number of  Percent of
Name                             Shares     Class (1)
----                            ---------  -----------

BCM                             5,260,224     49.1%
CMET                              818,088      7.6%
NOLP                              195,732      1.8%
GEP Trust                          98,332      0.9

                   TOTAL        6,372,376     59.5%


                           Shares Owned Beneficially

                                Number of    Percent of
Name                             Shares       Class (1)
----                            ----------   -----------
BCM                             5,260,224        49.1%
CMET                              818,088         7.6%
NOLP                              195,732         1.8%
GEP Trust                          98,332         0.9%
Ryan T. Phillips (2)(3)         5,358,556        50.0%
M. Ned Phillips (2)             5,260,224        49.1%
Gene E. Phillips (4)              195,732         1.8%

Total shares beneficially
  owned by Reporting Persons    6,372,376        59.5%


----------------------------

(1) Percentage calculations are based upon 10,711,921 Shares outstanding at February 27, 1998. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b) VOTING AND DISPOSITIVE POWER

         The Trustee of GEP Trust has complete voting and dispositive power over the 98,332 Shares held by the GEP Trust. Each of the Trustees of CMET share voting and dispositive power over the 818,088 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 5,260,224 Shares held by BCM.

         (c) TRANSACTIONS IN SECURITIES

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                              Number of            Price           Type of
Person                Date             Shares              Per Share        Transaction
---------             ----             ---------           ---------        -----------

BCM                   01/09/98           2,000             $14.375          Open Market
BCM                   01/09/98             600             $14.0625         Open Market
BCM                   01/09/98             200             $14.1875         Open Market
BCM                   01/09/98           1,800             $14.3125         Open Market
BCM                   02/20/98           1,000             $14.375          Open Market
BCM                   02/25/98           4,000             $14.625          Open Market
BCM                   02/26/98             100             $14.625          Open Market



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to read as follows:

         BCM has pledged 97,000 shares to Advest, Inc., pledged 100,000 shares to American Express Financial, pledged 29,000 shares to BA Investment Services, pledged 540,084 shares to Bear Stearns, pledged 91,144 shares to Brown & Company, pledged 38,500 shares to Christensen Burke, pledged 84,000 shares to CJ Lawrence, pledged 30,100 shares to Cutter & Co., pledged 104,800 shares to Dean Witter, pledged 20,000 shares to First Southwest Securities, pledged 20,000 shares to First Union Brokerage, pledged 165,000 shares to Fleet Brokerage Services, pledged 177,000 shares to Foothill Capital, pledged 89,000 shares to Global Strategies, pledged 79,000 shares to Gruntal & Company, pledged 475,000 shares to Grand Pacific, pledged 96,000 shares to Hambrecht & Quist, pledged 23,300 shares to J.C. Bradford & Co., pledged 85,800 shares to Legg Mason (TX), pledged 25,500 shares to May Financial, pledged 116,000 shares to McDonald & Company, pledged 271,400 shares to Morgan Keegan, pledged 120,000 shares to Norwest Investment Services, pledged 810,000 shares to Preferred Bank, pledged 341,400 shares to Oppenheimer (NY), pledged 192,000 shares to The Principal, pledged 344,400 shares to Rauscher Pierce, pledged 76,400 shares to Raymond James, pledged 89,052 shares to Regions Investment, pledged 74,400 shares to Southland Securities, pledged 465,000 shares to United Pacific, pledged 94,000 shares to Wachovia, pledged 121,124 shares to Wedbush Morgan and pledged 76,220 shares to Wheatfirst in stock margin accounts maintained by it with such brokers.

         BCM has also pledged 465,000 shares to United Pacific, pledged 177,000 shares to Foothill Capital, pledged 810,000 shares to Preferred Bank and pledged 475,000 shares to Grand Pacific pursuant to loan agreements with such lenders.

         NOLP has pledged 195,732 shares to Lehman (NY) in a stock margin account maintained by it with such broker.

         CMET has pledged 655,288 shares to Dean Witter and pledged 162,800 shares to JW Charles in stock margin accounts maintained by it with such brokers.

         GEP Trust has pledged 98,332 shares to Dean Witter (NY) in a stock margin account maintained by it with such broker.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  March 17, 1998

                                         BASIC CAPITAL MANAGEMENT, INC.


                                By:         /s/ Drew D. Potera
                                         ---------------------------------
                                         Drew D. Potera, Vice President


                                         NATIONAL OPERATING, L.P.

                                By:      Syntek Asset Management, L.P.
                                         General Partner
                                By:      Syntek Asset Management, Inc.
                                         Managing General Partner


                                By:         /s/ Randall M. Paulson
                                         ----------------------------------
                                         Randall M. Paulson, President


                                         GENE E. PHILLIPS CHILDREN'S TRUST


                                By:         /s/ Donald W. Phillips
                                         -------------------------------
                                         Donald W. Phillips, Trustee


                                         CONTINENTAL MORTGAGE AND EQUITY TRUST


                                By:         /s/ Randall M. Paulson
                                         --------------------------------
                                         Randall M. Paulson, President